UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

OTONOMO TECHNOLOGIES LTD.
(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Ordinary Shares
(Title of Class of Securities)

M7571L111
(CUSIP Number of Class of Securities)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(800) 221-0102
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

John M. Greer Ryan J. Lynch Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 Tel: (713) 546-5400	Joshua G. Kiernan Latham & Watkins LLP 99 Bishopsgate London EC2M 3XF United Kingdom Tel: (+44) (20) 7710-1000	Amir Raz Perry Wildes Goldfarb Gross Seligman & Co. One Azrieli Center Tel Aviv 6701101, Israel +972 (3) 607-4444

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: □

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Otonomo Technologies Ltd., a company organized under the laws of the State of Israel (the “Company,” “us” or “we”), hereby amends its Tender Offer Statement on Schedule TO originally filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 24, 2023 (together with all amendments thereto, the “Schedule TO”). This Schedule TO as amended by this Amendment No. 1 relates to an offer by the Company to the holders of certain of our outstanding warrants, including the public warrants (as defined below) and the private placement warrants (as defined below) (collectively, the “warrants”), each to purchase the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), the opportunity to receive 0.0167 Ordinary Shares in exchange for each of our outstanding warrants tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, as amended, dated August 21, 2023 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(ii). This Amendment No. 1 to the Schedule TO should be read in conjunction with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent, as the same may be further amended, restated, or supplemented hereafter and filed with the Commission. This Amendment No. 1 to the Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the warrants to amend the Amended & Restated Warrant Agreement, dated as of August 13, 2021 (the “Warrant Agreement”) by and among the Company, Software Acquisition Group Inc. II (“SWAG II”), Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company, to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.01503 Ordinary Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of a majority of the number of the then outstanding public warrants.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)          Name and Address. The name of the issuer is Otonomo Technologies Ltd. The Company was incorporated under the laws of the State of Israel, on December 8, 2015 with registered number 51 53528-13. The mailing address of the Company’s headquarters and principal executive offices is 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel and the Company’s telephone number is +(972) 52 432 9955.

(b)          Securities. The subject securities are:

•
the warrants that were issued to certain parties in a private placement in connection with the closing of SWAG II’s initial public offering (the “IPO”) that have not become public warrants under the Warrant Agreement as a result of being transferred to any person other than permitted transferees (such warrants, the “private placement warrants”); and

•
the warrants that were (i) sold as part of the units in the IPO (whether they were purchased in the IPO or thereafter in the open market) or (ii) initially issued to certain parties in connection with the IPO that have been transferred to any person other than permitted transferees (such warrants, the “public warrants”).

The public warrants and private placement warrants are referred to collectively as the “warrants.” Each warrant entitles the holder to purchase one fifteenth (1/15th) of one Ordinary Share at a price of $172.50 per share, subject to adjustment. As of August 18, 2023, 13,824,976 warrants were outstanding.

(c)          Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)          Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s Directors and Executive Officers as of July 18, 2023 are listed in the table below.

Name	Position
Executive Officers
Ben Volkow	Chief Executive Officer, Founder and Director
Bonnie Moav	Chief Financial Officer
Aldo Monteforte	Chief Executive Officer of The Floow

Non-Executive Directors
Andrew Geisse	Director
Benny Schnaider	Director
Jonathan Huberman	Director
Meir Moshe	Director
Vered Raviv Schwarz	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)          Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b)          Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation— Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)          Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview,” “Summary — Entry into Agreement and Plan of Merger,” “Director and Executive Compensation,” “Market Information, Dividends and Related Shareholder Matters—Transactions and Agreements Concerning Our Securities,” “Description of Share Capital and Articles of Association” and “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)          Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation— Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b)          Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c)          Plans. The information relating to the Merger (as defined in the Prospectus / Offer to Exchange) set forth in the section of the Prospectus/Offer to Exchange entitled “Summary—Recent Developments—Entry into Agreement and Plan of Merger” is incorporated herein by reference.

Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries (in each case, other than the Merger); (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the Nasdaq Stock Market LLC; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s Amended and Restated Articles of Association or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)          Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters—Source and Amount of Funds” is incorporated herein by reference.

(b)         Conditions. Not applicable.

(c)          Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)          Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b)          Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters—Transactions and Agreements Concerning Our Securities,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)          Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters—Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of warrants should tender warrants for exchange in the Offer.

Item 10. Financial Statements.

(a)          Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b)          Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a)          Agreements, Regulatory Requirements and Legal Proceedings.

  (1)          The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation— Agreements, Regulatory Requirements and Legal Proceedings” and “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

  (2)          The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation— Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

  (3)          Not applicable.

  (4)          Not applicable.

  (5)          None.

(b)          Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(l)(i)
Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in Amendment No. 1 to the Registration Statement on Form F-4 filed by the Company with the SEC on August 21, 2023).

(a)(1)(ii)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by the Company with the SEC on July 24, 2023).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by the Company with the SEC on July 24, 2023).
(a)(1)(iv)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by the Company with the SEC on July 24, 2023).

(a)(1)(v)
Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form F-4 filed by the Company with the SEC on July 24, 2023).

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(i)).
(a)(5)(i)	Press Release, dated July 24, 2023 (incorporated by reference to Exhibit 99.1 of the Form 6-K (File No. 001-40744) filed by the Company on July 24, 2023).
(a)(5)(ii)	Press Release, dated August 21, 2023 (incorporated by reference to Exhibit 99.1 of the Form 6-K (File No. 001-40744) filed by the Company on August 21, 2023).
(b)	Not applicable.
(d)(i)
Form of Subscription Agreement, by and between Otonomo Technologies Ltd. and the subscribers party thereto (incorporated by reference to Exhibit 10.6 to the Company’s Form F-4 filed with the SEC on March 12, 2021).

(d)(ii)	Amended and Restated Articles of Association of Otonomo Technologies Ltd. (incorporated by reference to Exhibit 3.1 to the Company’s Form F-1 filed with the SEC on August 30, 2021).
(d)(iii)	Specimen Ordinary Share Certificate of Otonomo Technologies Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form F-4/A, filed with the SEC on May 28, 2021).
(d)(iv)	Specimen Warrant Certificate of Otonomo Technologies Ltd. (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-4/A, filed with the SEC on May 28, 2021).
(d)(v)
Warrant Agreement, dated as of September 14, 2020, between Continental Stock Transfer & Trust Company and Software Acquisition Group Inc. II (incorporated by reference to Exhibit 4.4 to the Company’s Form F-4 filed with the SEC on March 12, 2021).

(d)(vi)
Amended & Restated Warrant Agreement, dated as of August 13, 2021, by and among Software Acquisition Group Inc. II, Otonomo Technologies Ltd., Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Company’s Form F-1 filed with the SEC on August 30, 2021).

(d)(vii)
Form of Restricted Stock Unit Agreement under the 2021 Otonomo Technologies Ltd.’s Equity Incentive Plan (incorporated by reference to Exhibit 10.12 to the Company’s Form F-4/A filed with the SEC on May 28, 2021).

(d)(viii)
Form of Option Award Agreement under the 2021 Otonomo Technologies Ltd.’s Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company’s Form F-4/A filed with the SEC on May 28, 2021).

(d)(ix)	Otonomo Technologies Ltd. Compensation Policy (incorporated by reference to Exhibit 10.10 to the Company’s Form F-4/A filed with the SEC on May 28, 2021).
(d)(x)	2021 Otonomo Technologies Ltd. Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company’s Form F-4/A filed with the SEC on May 28, 2021).
(d)(xi)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.9 to the Company’s Form F-4/A filed with the SEC on May 28, 2021).
(d)(xii)
Registration Rights Agreement, dated as of January 31, 2021, by and among Otonomo Technologies Ltd., certain equityholders of Otonomo Technologies Ltd. and certain equityholders of Software Acquisition Group Inc. II (incorporated by reference to Exhibit 4.10 the Company’s Form F-4 filed with the SEC on March 12, 2021).

(g)	Not applicable.
(h)	Tax Opinion of Latham & Watkins LLP as to U.S. tax matters (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form F-4 filed with the SEC on July 24, 2023).

Item 12(b)

Filing Fees*          Calculation of Filing Fee Tables

*       Previously Filed

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OTONOMO TECHNOLOGIES LTD.

By:	/s/ Ben Volkow
Ben Volkow
Chief Executive Officer and Director

Dated: August 21, 2023